MAIL STOP 3561

      September 27, 2005

Stephen Hughes, Chief Executive Officer
Boulder Specialty Brands, Inc.
6106 Sunrise Ranch Drive
Longmont, CO 80503

      Re:	Boulder Specialty Brands, Inc.
   Amendment No. 1 to Registration Statement on
   Form S-1
   Filed on August 26, 2005
   File No. 333-126364

Dear Mr. Hughes,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1. We note that Roth Capital Partners (Roth) will receive an advisory fee of one percent of the total consideration paid if a business combination is consummated. Please discuss the applicability or inapplicability of Regulation M to the contingent nature of the underwriter compensation arrangements. Please address in your discussion when any applicable restricted period would end.




Prospectus Summary, page 1

2. We note the discussion here and later in the document that, prior
to filing this registration statement, you were in discussion with several companies about the possibility of acquiring such companies.
Please revise to identify these companies, discuss the status of such
negotiations, and discuss the possible terms of each such transaction. In the alternative, please provide us with an explanation and analysis as to why such disclosure should not be included in this document. Please refer to Instruction 6 to Item 504 of Regulation S-K.

3. We note your response to comment seven of our letter dated
August
8, 2005. We note the additional statement that you decided to make
Messrs. Hughes and Lewis` warrants (purchased in the open market) non-redeemable "due to the restriction on resales of the warrants purchased by them until following a business combination." Please explain the noted disclosure. Are you allowing them to obtain a larger gain than public warrant holders because the risk they bear due to the resale restriction? If so, please clarify.

4. Please revise to explain how you will be able to differentiate between the warrants purchased in the offering and those in the open market.

Risk Factors, page 10

5. We note the response to comment 12 that any expenses are likely to be insignificant compared to the "value of the common stock held in us by [your] officers and directors." Please revise to provide the basis for any estimated "value" of these shares and clarify that existing shares were purchased at a nominal price.

Use of Proceeds, page 28

6. Please revise to include a discussion of the one percent advisory fee in this section.

7. We note your response to comment 21. Considering the "in-depth" due diligence is not undertaken until after a negotiation and letter of intent is signed, we do not understand how you are able to estimate the amount needed to satisfy necessary expenses. Please clarify.

Proposed Business, page 38

8. We note your response to comment 26 citing statistics from the years 2000 - 2002 as your basis for the statement that there is currently a "favorable environment" for to consummating a business combination. We do not understand how statistics from over three years ago are able to substantiate a claim made about the present conditions. Please revise to clarify.

9. Please revise the disclosure on pages 39 and 40 to discuss the industry and opportunities as they relate to your business plans.

10. We note your response to comment 29 that the "research was not used to determine the amount of proceeds to be raised in this offering." Tell us the factors you considered in determining to value this offering at $136,000,000 and offer the units at $8.00 per unit. What factors did you consider when determining that you might need $122,400,000 in the trust fund to effect the business combination contemplated by the registration statement? It does not appear as though the determination to value the offering at this amount is an arbitrary decision and we would like to know the specific factors and motivations behind the valuation. Given management`s extensive and high-level experience in the food and beverage industries, the precise nature of their knowledge about their ability to effect a combination with a company whose fair market value is equal to at least 80% of the company`s net assets may be material information for which appropriate disclosure is required.

11. We note your response to comment 31 and the removal of the quoted term. Please clarify how Messrs. Hughes and Lewis became aware of the current method and decided to use this form of financing instead.

12. We note your response to comment 32 and that any payments "are typically, although not always, calculated as a percentage of the dollar value of the transaction." Please revise to discuss how you will calculate any finder`s fees. Will you use a percentage of the transaction value? If so, what percentage will you use?

Principal Stockholders, page 66

13. We note your response to comment 36 that you will amend the registration statement prior to the time confirmations are sent. Will investors who have indicated they will purchase in this offering be notified of the further dilution by you or the underwriters? If not, does that mean there is a risk the only notification investors who express early interest will receive is the confirmation of sale?
Please clarify.

14. We note your response to comment 37 that the purchases by "Messrs. Hughes and Lewis and or their affiliates or designees is expected to align the interest of the initial stockholders." Please revise to clarify how purchases by "designees" would align the interest of initial stockholders.

15. Please address the applicability or inapplicability of Regulation
M in the context of the warrant repurchase agreements contained discussed in this section.


Certain Transactions, page 69

16. We note that there are several stockholders who do not have positions in the company. Please clarify if they will participate in your business plan or if they have some preexisting relationship with any of the other initial shareholders.

Financial Statements

17. We note your response to prior comment 43 and have the following additional comments regarding the UPO:
* Please clarify your disclosure regarding the timing of the issuance of the UPO, including whether the issuance of the UPO is dependent on, or in any way related to, the effectiveness of the registration statement. For example, you may elect to modify your disclosure to state that upon the completion of the proposed offering, the UPO will be issued to the underwriter for $100, if this statement is accurate.
* Please tell us why you used a stock price of $6.00 and an exercise price of $7.50 to value the UPO. If the UPO is being valued as a whole, it would appear that a stock price of $8.00 and an exercise price of $10.00 would be the appropriate assumptions. Alternatively, if your valuation is based on the sum of the valuations of the underlying common stock and warrants, please tell us how you determined the relative fair values of the common stock and warrants, and disclose the major assumptions used for the valuation of each component.
* Please delete the reference to valuing the UPO at May 31, 2005 in both Note 6 and MD&A, or update the valuation as of the most recent practical date, and tell us why you believe the date of the valuation is material to investors. We note that the major assumptions used to estimate the fair value of the UPO are based on the terms of the UPO and the proposed offering, and as such, the date of the valuation would not appear to be significant.

Part II

Exhibits

18. In paragraph 6.2 of the Underwriting agreement, we note that if a default of over 10% of the "Firm Units" occur, and neither party is able to find a suitable purchaser to cover the default amount that this agreement "may be terminated." Please advise how language that states the offering "may be terminated" ensures that this offering will not proceed if more than 10% of the units are defaulted. If an amount greater than 10% of the units were defaulted and neither the issuer nor the underwriters elect to terminate the offering (since they "may"), please advise as to the consequence.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Carlton Tartar (202) 551-3387 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Duc
Dang at (202) 551-3386.

						Sincerely,



						John Reynolds
      Assistant Director

Cc:  	Robert Walter
	Fax #  425-586-6613

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Stephen Hughes, Chief Executive Officer
Boulder Specialty Brands, Inc.
September 27, 2005
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